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Media Release

Roche

NeoRecormon approved in Europe for once weekly use in cancer related anaemia

More convenient regimen meets the individual needs of patients and physicians

Roche announced today that the European Commission has granted marketing approval for a once weekly regimen of NeoRecormon (epoetin beta) in anaemia related to cancer. This follows the positive opinion granted by the European Committee on Proprietary Medicinal Products (CPMP) in August this year.

The approval was based on new data recently reported at the International Conference on Malignant Lymphoma in Lugano, Switzerland, from the NeoRecormon Once Weekly (NOW) study. It demonstrates that NeoRecormon given once weekly in a dose of 30,000 IU subcutaneously (s.c.) corrects anaemia in the majority of cancer patients, and provides the same efficacy as the three times weekly regimen[1]. Moreover the treatment dose of NeoRecormon offers significant cost savings when compared to epoetin alfa regimens, by providing effective treatment at a 25%lower dose[2].

"The licence approval for NeoRecormon Once Weekly is an important new indication for physicians and patients, but it also further strengthens Roche's broad oncology portfolio and our commitment to providing innovative products and services to patients" said William Burns, head of the pharmaceutical division at Roche.

Importantly, a once weekly subcutaneous injection of NeoRecormon regimen offers patients improved quality of life and greater convenience by decreasing the number of injections and making self-administration easier. NeoRecormon has a proven safety profile and is virtually pain-free when administered via s.c. injections. These attributes differentiate NeoRecormon from other epoetin treatments.

dlw 12/19

Professor Cazzola, University of Pavia Medical School, Italy, the lead investigator in the NOW study said, "NeoRecormon is ideal for once weekly administration. It is well tolerated, produces a sustained increase in haemoglobin and enables the physician to tailor therapy to meet individual patient needs."

Anaemia is very common in people with cancer, and can be caused by the cancer itself or by treatment. Whilst it's severity can depend on the type and stage of cancer, the presence of uncorrected anaemia in patients with cancer is known to indicate poor prognosis and diminishes treatment efficacy. Severe anaemia is reported to be most common in patients with lung cancer, genituurinary cancer and lymphoma[1].

About NeoRecormon

NeoRecormon differs from other epoetins due to its unique structure, manufacturing process and stable formulation. NeoRecormon is formulated with five high quality stabilisers that form a protective sheath around the recombinant protein, ensuring the product can be stored at room temperature (up to 25°C) for up to three days in pre-filled syringes or five days in other presentations. The integrity of the NeoRecormon formulation has been maintained since its introduction, providing patients with a safe and trusted aneamia treatment for over 10 years. The superior formulation of NeoRecormon also permits outstanding local tolerability.

Roche in Oncology

Roche is a world leader in oncology. Its franchise includes Herceptin (breast cancer), MabThera (non-Hodgkin's lymphoma), Xeloda (colorectal cancer, breast cancer) NeoRecormon (anaemia in various cancer settings), Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma), Neupogen (neutropenia) and Kytril (chemotherapy and radiotherapy-induced nausea). Roche Oncology has four research sites (two in the US, Germany and Japan) and four HQ Development sites (two in the US, UK and Switzerland) dedicated to Oncology.

Roche also offers a broad portfolio of tumor markers for prostate, colectoral, liver, ovarian, breast, stomach, pancreas and lunge cancer, as well as a range of molecular oncology tests running on the LightCycler. Within its Ingetrated Cancer Care Unit the company develops new tests which will have a significant impact on disease management of cancer patients in the future.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57,000 employees worldwide.

Notes to editors

NeoRecormon (Epoetin Beta) is available in a comprehensive range of formulations and offers a flexible once, twice, or thrice weekly dosing frequency enabling the physician to tailor treatment to each patient's needs. It can be administered either intravenously or by convenient subcutaneous injection in the clinic or at home using pre-filled syringes or the practical, automatic 'RecoPen' injection pen device.

References

1. Roche satellite symposium: 'Anaemia Management – select, support and succeed'. 8th International Conference of Malignant Lymphoma, Lugano 2002.
2. Gabilove et al. J Clin Oncol 2001; 19: 2875-82
3. Groopman JE, Itri LM. Chemotherapy-induced anaemia in adults: incidence and treatment. J Natl Cancer Inst 1991, 91: 1616-34

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ROCHE HOLDING 82-3315

Investor Update

December 10, 2002

Investigational randomized data demonstrate potential of early and extended Rituxan/MabThera use to delay disease progression in patients with indolent NHL

Investigational randomized data demonstrate potential of early and extended Rituxan/MabThera use to delay disease progression in patients with indolent NHL
Long-term data demonstrate 81 percent of patients remain free of disease five years after treatment with Rituxan/MabThera and CHOP chemotherapy

Genentech, Inc. (NYSE: DNA), IDEC Pharmaceuticals Corporation (Nasdaq: IDPH) and Roche (SWX Zurich) today announced that results from an investigational, randomized, multi-center study of Rituxan®/MabThera® (Rituximab), demonstrated that extended or maintenance therapy with single-agent Rituxan/MabThera reduced the risk of disease progression or relapse by 55 percent for responding patients and nearly doubled event-free survival for chemotherapy-naïve (front-line) indolent non-Hodgkin's lymphoma (NHL) patients. The study was presented at the 44th Annual American Society of Hematology (ASH) meeting.

There are early 200 abstracts related to Rituxan/MabThera at ASH highlighting its important role in the treatment of patients with Non-Hodgkin's Lymphoma. For previously-untreated patients with indolent NHL, the potential ability of additional maintenance doses of Rituxan/MabThera therapy to prolong disease- and treatment-free remission by as much as 17 months without additional toxicity is especially noteworthy.

Extended therapy with single agent Rituxan (Abstract #604)
Professor Michele Ghielmini from the Swiss Group for Clinical Cancer Research (SAKK) presented data from the randomized, multi-center extended therapy single agent Rituxan/MabThera study in patients with indolent NHL.

The study enrolled 202 patients of which 185 patients were eligible. At the time of study entry, 57 patients had received no prior therapy and 128 patients had received some form of prior chemotherapy for their NHL. All patients received an induction course of Rituxan/MabThera (375mg/m2 weekly for 4 weeks). The overall response rate to induction therapy was 67 percent (38/57 patients) for chemotherapy-naïve patients and 46 percent (59/128) for those with relapsed disease.

At week 12, 80 percent (151/185) patients who achieved either a complete response (CR) or a partial response (PR), or experienced stable disease from an initial course of Rituxan/MabThera were randomized to receive either extended therapy with Rituxan/MabThera (one dose 375mg/m2 at months 3,5,7,9 for a total of four doses) or were observed and did not receive treatment. (A CR is defined by disappearance of all signs of cancer and a PR is defined as a decrease in tumor size of more than 50 percent).

After a median of 35 months follow-up, the primary endpoint of event-free survival was 23 months in patients receiving extended therapy compared to 12 months for patients who did not receive extended therapy and were observed. The difference was greater in chemotherapy-naïve patients, 36 months for patients receiving extended Rituxan/MabThera therapy compared to 19 months for patients who were observed. Both improvements were statistically significant. For responding patients at week 12, one year remission rates were 56 percent for patients in the observation arm and 80 percent for patients who received extended Rituxan/MabThera therapy.

Additionally, following the induction therapy, 34 patients improved the quality of their response with the complete response rate increasing from 10 percent at time of randomization, to 23 percent at one year and 29 percent (44/151) at further follow-up. (Event-free survival is defined as ongoing survival without events including disease progression or relapse, death or initiation of new alternative treatment).

According to the authors, there was no clinically significant increase in adverse events or infections for patients receiving extended Rituxan/MabThera therapy compared to the observation control arm. Adverse events in this study were similar to those seen in the pivotal trial of Rituxan/MabThera (see safety information below).

Long-term follow-up of Rituxan plus chemotherapy in aggressive NHL (Abstract #1396)
In a poster presentation by Julie Vose, M.D., of the University of Nebraska, Omaha, NE, presented five-year follow-up data from a Phase II study of Rituxan/MabThera plus CHOP (cyclophosphamide, doxorubicin, vincristine, and prednisone) chemotherapy in aggressive front-line NHL. Patients received six cycles of both Rituxan (375 mg/m2) and CHOP. The initial analysis reported a 97 percent (32/33) overall response rate, with 61 percent (20/33) of patients experiencing a complete response and 36 percent (12/33) having a partial response to therapy. At 26 months median follow-up, 91 percent (30/33) were alive and 88 percent (29/33) were free of disease progression. Now at a median follow-up of an additional three years at 62 months post-therapy, 88 percent (29/33) of patients remain alive and 81 percent (27/31) are free from disease progression.

This study adds to the growing body of investigational data evaluating Rituxan/MabThera plus CHOP chemotherapy in previously-untreated or front-line patients which has demonstrated the potential ability to provide durable long-term remissions in both aggressive and indolent NHL, as well as increase overall survival as seen in the randomized Phase III GELA trial.

Adverse events of Rituxan/MabThera plus CHOP were similar to those observed with CHOP chemotherapy alone. No long-term adverse events were reported for the Rituxan/CHOP combination. Hematologic toxicity included Grade III and IV neutropenia. Neutropenic fever and dehydration were the most common causes of hospitalization.

Notes to editors

Rituxan/MabThera safety profile

The majority of patients experience infusion-related symptoms with their first infusion. These symptoms include but are not limited to, flu-like fever, chills/rigors, nausea, urticaria, headache, bronchospasm, angioedema and hypotension. These symptoms vary in severity and generally are reversible with medical intervention. In rare instances, severe and fatal infusion-related reactions have occurred, nearly all of which have been associated with the first Rituxan/MabThera infusion. These events appear as manifestations of an infusion-related complex and include hypoxia, pulmonary infiltrates, acute respiratory distress syndrome, myocardial infarction, ventricular fibrillation, cardiogenic shock and tumor lysis syndrome. Patients who develop clinically significant infusion-related cardiopulmonary events should have their Rituxan/MabThera infusion discontinued and receive medical treatment.

In rare instances, severe mucocutaneous skin reactions have occurred that may be associated with Rituxan/MabThera therapy. Many of these reactions have been described as paraneoplastic pemphigus and are known to be associated with various B-cell lymphomas, particularly NHL and CLL. Patients who develop a severe mucocutaneous skin reaction should have Rituxan/MabThera discontinued and receive appropriate medical treatment including a skin biopsy to guide therapy.

About Rituxan/MabThera

Rituxan/MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defenses to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months.

Rituxan/MabThera is indicated as a single-agent treatment for relapsed or refractory low-grade or follicular, CD20 positive, B-cell NHL. Rituxan/MabThera, in combination with CHOP chemotherapy, received European Union health authority approval to treat aggressive NHL in March 2002. More than 300,000 patients have been treated with Rituxan worldwide. Genentech and IDEC co-market Rituxan in the United States, Roche markets Rituxan/MabThera in the rest of the world, except Japan where it is co-marketed by Chugai (a member of the Roche Group) and Zenyaku Kogyo Co. Ltd.

About Non-Hodgkin's lymphoma

There are more than 250,000 people in the United States with B-cell NHL, and a total of almost 1.5 million people around the world with NHL. Approximately 50 percent have indolent or follicular lymphoma, while the other half are patients with aggressive NHL. Overall, NHL is the second fastest growing cancer in terms of incidence and deaths in the United States and is diagnosed in more than 56,000 men and women each year.

About Genentech

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Fifteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes ten biotechnology products directly in the United States. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA.

About IDEC

IDEC Pharmaceuticals focuses on the commercialization and development of targeted therapies for the treatment of cancer and autoimmune diseases. IDEC's antibody products act chiefly through immune system mechanisms, exerting their effect by binding to specific, readily targeted immune cells in the patient's blood or lymphatic systems. IDEC is headquartered in San Diego, California, and is traded on the NASDAQ National Market System under the stock symbol, IDPH.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis, and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57'000 employees worldwide.

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

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ROCHE HOLDING 82-3315

Roche

Investor Update

December 11, 2002

New drug application for Pegasys filed in Japan
Pegasys will address existing unmet medical needs of people suffering from infection with the hepatitis C virus

Chugai Pharmaceutical Co., Ltd (Chugai), member of the Roche Group, announced today that it filed the new drug application (NDA) for Pegasys, (Peginterferon alpha-2a) to treat chronic hepatitis with the Japanese health authorities.

In a phase II clinical study in Japan patients receiving 180 microgram Pegasys once weekly showed higher sustained virological response rates compared to three times weekly conventional interferon therapy. Especially patients with genotype 1b and high viral load who are less likely to respond to conventional interferon therapy may benefit from Pegasys. Flu-like symptoms, a common side effect seen with interferon therapy, occurred less frequently with once weekly Pegasys.

Extensive development program
Pegasys is supported by the most extensive global development program ever undertaken for a hepatitis C treatment, having been studied in nearly 25'000 patients globally ranging from those with the most difficult to treat form of the disease (genotype 1) and those with cirrhosis (scarring of the liver), to other special populations, such as in individuals co-infected with HIV and patients with end-stage renal disease.

About Pegasys
Pegasys has been approved in more than 50 countries world-wide, most recently the US FDA granted approval for the combination of Pegasys and Copegus, Roche's own ribavirin. The submission of the NDA in Japan represents another important milestone for Pegasys, since this country represents a market larger than those of France, Germany and the UK combined.

About Chugai
Chugai Pharmaceutical Co., Ltd. is one of Japan's leading research-based pharmaceutical companies with strengths in biotechnology products and in the therapeutic fields of oncology, renal diseases, cardiovascular diseases, bone/joint diseases and transplantation/infection/immunity. With pharmaceutical sales of 193 billion yen in 2001, Chugai has invested in research and development capabilities in the US and Europe, and has established sales and marketing operations in France, Germany and the UK. Chugai employs 5,867 employees world-wide.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis, and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57'000 employees worldwide.

All trademarks used or mentioned in this release are legally protected.

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14